__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of  12 May 2003

BHP Billiton Limited

ABN 49 004 028 077

600 Bourke Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

12 May 2003

For the information of your local markets, please find attached an Appendix 3D to the Australian Stock Exchange Listing Rules required to be filed under those Rules consequent upon a change in the maximum number of shares in BHP Billiton Limited that can be bought back and cancelled by BHP Billiton Limited under an existing and previously announced on - market buy-back program. "

Karen Wood
Company Secretary

Appendix 3D

Changes relating to buy-back

(except minimum holding buy-back)

Name of entity ABN
BHP Billiton Limited	49 004 028 077

We (the entity) give ASX the following information.

1. Date that an Appendix 3C or the last Appendix 3D was given to ASX	30 September 2002

Information about the change

Complete each item for which there has been a change and items 9 and 10.
	Column 1 (Details announced to market in Appendix 3C or last Appendix 3D)	Column 2 (Details of change to buy-back proposals)
On-market buy-back
2 . Name of broker who will act on the company's behalf

3. Deleted 30/9/2001

4.  If the company intends to buy back a
    maximum number of shares - that number

Note: This requires a figure to be included, not a percentage. The reference to a maximum number is to the total number including shares already bought back and shares remaining to be bought back. If the total has not changed, the item does not need to be completed.

	Column 1 (Details announced to market in Appendix 3C or last Appendix 3D)	Column 2 (Details of change to buy-back proposals)

5. If the company intends to buy back a maximum number of shares - the number remaining to be bought back	Up to 181,865,378 shares less the aggregate number of BHP Billiton Plc shares known to BHP Billiton Limited to have been purchased by Nelson Investment Limited since 1 July 2001	Up to 181,265,378 shares less the aggregate number of BHP Billiton Plc shares known to BHP Billiton Limited to have been purchased by Nelson Investment Limited since 1 July 2001

6. If the company intends to buy-back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention

7. If the company intends to buy back shares if conditions are met - those conditions
All buy-backs
8. Any other change

9. Reason for change	Purchase by Nelson Investment Limited of 600,000 BHP Billiton Plc shares on 9 May 2003.

10. Any other information material to a shareholder's decision whether to accept the offer (eg details of any proposed takeover bid)

Compliance statement
  The company is in compliance with all Corporations Act requirements relevant to this buy-back.
  There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:                                        Date: 12 May 2003

(Company Secretary)

Print name: Karen J Wood

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
____________________

Karen Wood
Title: Company Secretary
Date: 12 May 2003